Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement No. 333-115976 on Form S-8 of our reports dated February 28, 2007 relating to i) the consolidated financial statements of CenterPoint Energy, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of new accounting standards related to defined benefit pension and other postretirement plans in 2006 and conditional asset retirement obligations in 2005), ii) the consolidated financial statement schedules, and iii) management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of CenterPoint Energy, Inc. for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Houston, Texas
December 14, 2007